UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2022

SILVER CREST ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39890	98-1559547
(State or other jurisdiction of incorporation	(Commission	(I.R.S. Employer
or organization)	File Number)	Identification No.)

Suite 3501, 35/F, Jardine House
1 Connaught Place, Central
Hong Kong
(Address of principal executive offices)	(Zip Code)

+852 2165-9000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SLCRU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	SLCR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SLCRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On March 9, 2022, Silver Crest Acquisition Corporation, a Cayman Islands exempted company (“Silver Crest”), entered into Amendment No. 2 (the “Merger Agreement Amendment”) to the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), dated August 13, 2021, by and among Silver Crest, TH International Limited, a Cayman Islands exempted company (“THIL”), and Miami Swan Ltd, a Cayman Islands exempted company and wholly owned subsidiary of THIL (“Merger Sub”), as amended on January 30, 2022, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub is to merge with and into Silver Crest (the “First Merger”), with Silver Crest surviving the First Merger as a wholly owned subsidiary of THIL, and (ii) Silver Crest is to merge with and into THIL (the “Second Merger” and together with the First Merger, the “Mergers”), with THIL surviving the Second Merger, as described in the Current Report on Form 8-K/A filed by Silver Crest with the Securities and Exchange Commission (the “SEC”) on August 19, 2021, and attached thereto as Exhibit 2.1.

On March 9, 2022, Silver Crest Management LLC, a Cayman Islands limited liability company (“Sponsor”), entered into Amendment No. 1 to the Voting and Support Agreement (the “Sponsor Agreement Amendment”, together with the Merger Agreement Amendment, the “Amendments”) (the “Sponsor Voting and Support Agreement”), dated August 13, 2021, by and among THIL, Silver Crest and Sponsor, as described in the Current Report on Form 8-K/A filed by Silver Crest with the SEC on August 19, 2021, and attached thereto as Exhibit 10.1.

The Merger Agreement Amendment amended the terms of the Merger Agreement to, among other things:

•	reduce the pre-transaction equity value of THIL from $1,688,000,000 to $1,400,000,000;
•	remove the minimum cash condition;
•	extend the Termination Date (as defined in the Merger Agreement) to June 30, 2022;
•	shorten the exclusivity period applicable to Silver Crest to May 1, 2022; and
•	simplify the structure of the board of directors to a single class of directors each elected annually.

The Sponsor Agreement Amendment amended the terms of the Sponsor Voting and Support Agreement to provide that, among other things, Sponsor shall contribute to the capital of Silver Crest for no consideration 4,312,500 Class B ordinary shares of Silver Crest and 4,450,000 warrants to purchase Class A ordinary shares of Silver Crest at an exercise price of $11.50 per share.

This description of the Amendments is qualified in its entirety by reference to the Merger Agreement and the Sponsor Voting and Support Agreement, which were filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Current Report on Form 8-K/A filed by Silver Crest with the SEC on August 19, 2021, and the Amendments, which are filed as Exhibit 2.1 and Exhibit 10.1 to this Current Report on Form 8-K.

Item 8.01 Other Events

Subscription Agreements

On March 9, 2022, THIL entered into agreements (the “Subscription Agreements”) with several institutional investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and THIL agreed to issue and sell to the PIPE Investors, up to an aggregate of 9,450,000 ordinary shares of THIL (the “PIPE Shares”) at a price of $10.00 per PIPE Share (the “PIPE Financing”). In connection with and as part of these subscriptions, THIL will issue to certain PIPE Investors in the aggregate, an additional 600,000 ordinary shares of THIL and 1,200,000 warrants to purchase ordinary shares of THIL at an exercise price of $11.50 per share. Up to 5,000,000 of such PIPE Shares are subject to an Equity Support Agreement (the “ESA”) which, among other terms, provides that the proceeds from such subscription shall fund a trust account and be released to THIL at such time and in such amounts as is further described in the ESA. The closing of the PIPE subscriptions is contingent upon, among other things, the substantially concurrent consummation of the Mergers. The Subscription Agreements also provide that THIL is obligated to, within 15 calendar days (in the case of the PIPE Shares subject to the ESA) or 45 calendar days after consummation of the Mergers, file with the SEC a registration statement to register the resale of the PIPE Shares.

The foregoing description of the Subscription Agreements and the ESA does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement and the ESA filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Committed Share Facility

In addition, THIL has executed a letter of intent for a committed share facility (“CSF”) with a global financial services firm (“Investor”). The CSF comprises an Ordinary Share Purchase Agreement and a Registration Rights Agreement, pursuant to which THIL would have, in its discretion, the option to sell up to $100 million of its ordinary shares to Investor over a 36-month period.

Press Release

On March 9, 2022, THIL and Silver Crest each published a joint press release announcing the Amendments and Other Events. A copy of the joint press release is filed as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated by reference herein.

This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 8.01.

Additional Information and Where to Find It

This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination between Silver Crest, THIL, and Merger Sub. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), as amended, which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest’s shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials contain, or will contain, important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021 filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between THIL and Silver Crest. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Crest’s securities, (ii) the risk that the transaction may not be completed by Silver Crest’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Silver Crest, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Silver Crest, the satisfaction of the minimum trust account amount following redemptions by Silver Crest's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on THIL’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of THIL and potential difficulties in THIL employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against THIL or against Silver Crest related to the Merger Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of THIL’s securities on a national securities exchange, (x) the price of Silver Crest’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which THIL operates, variations in operating performance across competitors, changes in laws and regulations affecting THIL’s business, THIL’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Crest’s registration statement on Form S-1 (File No. 333-251655), the joint proxy statement/prospectus on Form F-4 discussed above and other documents filed by Silver Crest from time to time with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crestʼs annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crestʼs quarterly report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, as amended. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and THIL and Silver Crest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither THIL nor Silver Crest gives any assurance that either THIL or Silver Crest, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

2.1	Amendment No. 2 to Agreement and Plan of Merger*, dated as of March 9, 2022.
10.1	Amendment No. 1 to Voting and Support Agreement**, dated as of March 9, 2022.
99.1	Form of Subscription Agreement.
99.2	Equity Support Agreement, dated as of March 8, 2022.
99.3	Joint Press Release, dated as of March 9, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Attached as Exhibit 2.1 to Form 8-K/A filed by Silver Crest with the SEC on August 19, 2021.

**Attached as Exhibit 10.1 to Form 8-K/A filed by Silver Crest with the SEC on August 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2022	SILVER CREST ACQUISITION CORPORATION

	By:	/s/ Ho Cheung
Name: Ho Cheung
Title: Chief Executive Officer